Exhibit 99.1

YY Reports First Quarter 2017 Unaudited Financial Results

Guangzhou, China, May 10, 2017 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a live streaming platform, today announced its unaudited financial results for the first quarter of 2017.

First Quarter 2017 Highlights

•	Net revenues increased by 37.4% to RMB2,267.0 million (US$329.3 million) from RMB1,649.3 million in the corresponding period of 2016.

•	Net income attributable to YY increased by 160.7% to RMB543.2 million (US$78.9 million) from RMB208.3 million in the corresponding period of 2016.

•	Non-GAAP net income attributable to YY1 increased by 115.7% to RMB565.7 million (US$82.2 million) from RMB262.3 million in the corresponding period of 2016.

“We are very pleased to have delivered another quarter of strong top- and bottom-line results in the first quarter of 2017,” said Mr. Zhou Chen, Chief Executive Officer of YY. “Our live streaming revenues continued to witness significant growth, increasing by 51.5% year over year to RMB2.06 billion. These robust results were driven by the successful execution of our content strategy and demonstrate the strength of both YY Live and Huya broadcasting. Importantly, our mobile live streaming MAUs increased by 11.8% quarter over quarter, reaching 62.6 million in the first quarter of 2017, and our total number of live streaming paying users increased by 66% year over year to 5.88 million. Looking ahead, we will continue to focus on expanding the product and content offerings across our platforms and enhancing our content ecosystem. As the leading live streaming platform in China, we are confident that we have what it takes to further expand our market share in this growing industry and create additional value for all our stakeholders.”

Mr. Eric He, Chief Financial Officer of YY, further commented, “We continued to witness sustainable revenue growth in the first quarter of 2017, with total net revenues increasing by 37.4% year over year to RMB2.27 billion, driven by the robust growth in our live streaming revenues. Importantly, we continued to successfully expand our profit margins and our Non-GAAP operating margins2 exceeded 28% in the first quarter of 2017. In addition, our Non-GAAP net income attributable to YY increased by 115.7% year over year to RMB565.7 million, of which Huya segment’s loss shrunk tremendously year over year from RMB140.5 million to RMB35.2 million. Our solid financial and operational results continue to prove that we can maintain our growth momentum and achieve long-term profitability despite the competitiveness in the live streaming industry.”

First Quarter 2017 Financial Results

NET REVENUES

Net revenues increased by 37.4% to RMB2,267.0 million (US$329.3 million) in the first quarter of 2017 from RMB1,649.3 million in the corresponding period of 2016, primarily driven by the increase in live streaming revenues. Live streaming revenues increased by 51.5% to RMB2,057.4 million (US$298.9 million) in the first quarter of 2017 from RMB1,357.6 million in the corresponding period of 2016. Live streaming revenues from the YY Live segment in the first quarter of 2017 was RMB1,674.8 million (US$243.3 million) and live streaming revenues from the Huya segment in the first quarter of 2017 was RMB382.6 million (US$55.6 million).

[1]	Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.
[2]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

1

Revenues from online games were RMB139.7 million (US$20.3 million) in the first quarter of 2017, as compared to RMB171.1 million in the corresponding period of 2016, which primarily reflected the continued softness in China’s web game market.

Revenues from membership were RMB45.4 million (US$6.6 million) in the first quarter of 2017, as compared to RMB69.4 million in the corresponding period of 2016.

Other revenues, mainly representing revenues from the Company's online advertising revenues, were RMB24.4 million (US$3.5 million) in the first quarter of 2017, compared with RMB51.2 million in the corresponding period of 2016.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 29.8% to RMB1,377.0 million (US$200.1 million) in the first quarter of 2017 from RMB1,060.5 million in the corresponding period of 2016, primarily attributable to an increase in revenue-sharing fees and content costs to RMB1,035.3 million (US$150.4 million) in the first quarter of 2017 from RMB707.7 million in the corresponding period of 2016. The increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was in line with the increase in revenues and was primarily due to the higher level of user engagement and spending driven by promotional activities. In addition, bandwidth costs slightly increased to RMB188.9 million (US$27.4 million) in the first quarter of 2017 from RMB182.9 million in the corresponding period of 2016, primarily reflecting the continued user base expansion and video quality improvements, but largely offset by the Company’s improved efficiency and pricing terms.

Gross profit increased by 51.2% to RMB890.0 million (US$129.3 million) in the first quarter of 2017 from RMB588.8 million in the corresponding period of 2016. Gross margin was 39.3% in the first quarter of 2017, as compared to 35.7% in the corresponding period of 2016.

OPERATING INCOME

Operating expenses for the first quarter of 2017 were RMB330.8 million (US$48.1 million), as compared to RMB341.0 million in the corresponding period of 2016.

Operating income in the first quarter of 2017 increased by 140.4% to RMB617.0 million (US$89.6 million) from RMB256.7 million in the corresponding period of 2016. Operating margin in the first quarter of 2017 was 27.2%, as compare to 15.6% in the corresponding period of 2016.

Non-GAAP operating income3 increased by 105.9% to RMB639.6 million (US$92.9 million) in the first quarter of 2017 from RMB310.6 million in the corresponding period of 2016. Non-GAAP operating margin was 28.2% in the first quarter of 2017, as compared to 18.8% in the corresponding period of 2016.

NET INCOME

Net income attributable to YY Inc. increased by 160.7% to RMB543.2 million (US$78.9 million) in the first quarter of 2017 from RMB208.3 million in the corresponding period of 2016. Net margin in the first quarter of 2017 increased to 24.0% from 12.6% in the corresponding period of 2016.

[3]	Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

2

Non-GAAP net income attributable to YY Inc. increased by 115.7% to RMB565.7 million (US$82.2 million) from RMB262.3 million in the corresponding period of 2016. Non-GAAP net margin4 in the first quarter of 2017 increased to 25.0% from 15.9% in the corresponding period of 2016.

NET INCOME PER ADS

Diluted net income per ADS5 increased by 153.4% to RMB9.25 (US$1.34) in the first quarter of 2017 from RMB3.65 in the corresponding period of 2016.

Non-GAAP diluted net income per ADS6 increased by 109.6% to RMB9.62 (US$1.40) in the first quarter of 2017 from RMB4.59 in the corresponding period of 2016.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2017, the Company had cash and cash equivalents of RMB2,043.2 million (US$296.8 million), short-term deposits of RMB1,200.1 million (US$174.4 million), restricted short-term deposits of RMB1,000 million (US$145.3 million), and short-term investments of RMB14.1 million (US$2.0 million). For the first quarter of 2017, net cash from operating activities was RMB395.9 million (US$57.5 million).

SHARES OUTSTANDING

As of March 31, 2017, the Company had a total of 1,113.1 million common shares outstanding, or the equivalent of 55.7 million ADSs outstanding.

Recent Developments

Ms. Jenny Hong Wei Lee has tendered her resignation as a director of the Company and as a member of the compensation committee of the board of directors of the Company, effective on June 30, 2017.

Business Outlook

For the second quarter of 2017, the Company expects its net revenues to be between RMB2.45 billion and RMB2.55 billion, representing a year-over-year growth of approximately 23.7% to 28.7%. These forecasts reflect the Company's current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on May 10, 2017 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	# 13374196

[4]	Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.
[5]	ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.
[6]	Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS.

3

The replay will be accessible through May 18, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	# 13374196

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.8832 to US$1.00, the noon buying rate in effect on March 31, 2017 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a live streaming platform that enables users to interact in live online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of activities, including online music and entertainment, online games, online dating and live game broadcasting. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$1,182 million in the fiscal year 2016.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

4

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 8212-0000

Email:IR@YY.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 915-1611

Email:IR@YY.com

5

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,579,743	2,043,177	296,835
Short-term deposits	3,751,519	1,200,137	174,357
Restricted short-term deposits	-	1,000,000	145,281
Short-term investment	-	14,070	2,044
Accounts receivable, net	169,571	170,542	24,777
Inventory	2,266	1,254	182
Amount due from related parties	135,245	63,355	9,204
Prepayments and other current assets	224,732	2,001,896	290,841

Total current assets	5,863,076	6,494,431	943,521

Non-current assets
Deferred tax assets(1)	117,811	112,818	16,390
Investments	918,602	1,176,409	170,910
Property and equipment, net	838,750	805,500	117,024
Land use rights, net	1,872,394	1,860,417	270,284
Intangible assets, net	58,926	46,476	6,752
Goodwill	14,300	14,295	2,077
Other non-current assets	101,933	216,064	31,390

Total non-current assets	3,922,716	4,231,979	614,827

Total assets	9,785,792	10,726,410	1,558,348

Liabilities ,mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds(2)	2,768,469	2,753,630	400,051
Accounts payable	137,107	102,116	14,836
Deferred revenue	430,683	422,635	61,401
Advances from customers	56,152	58,347	8,477
Income taxes payable	140,754	187,630	27,259
Accrued liabilities and other current liabilities	1,066,038	797,841	115,912
Amounts due to related parties	91,245	41,705	6,058
Short-term loan	-	621,118	90,237

Total current liabilities	4,690,448	4,985,022	724,231

Non-current liabilities
Convertible bonds(2)	-	6,894	1,002
Deferred revenue	25,459	28,252	4,104
Deferred tax liabilities	8,058	7,839	1,139

Total non-current liabilities	33,517	42,985	6,245

Total liabilities	4,723,965	5,028,007	730,476

6

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$

Mezzanine equity	9,272	11,179	1,624

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 750,115,028 and 765,096,228 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively)	44	45	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 359,557,976 and 347,982,976 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively)	26	25	4
Additional paid-in capital	2,165,766	2,188,364	317,928
Statutory reserves	58,857	58,857	8,551
Retained earnings	2,728,736	3,271,890	475,344
Accumulated other comprehensive income	93,066	135,921	19,747

Total YY Inc.’s shareholders’ equity	5,046,495	5,655,102	821,581

Non-controlling interests	6,060	32,122	4,667

Total shareholders’ equity	5,052,555	5,687,224	826,248

Total liabilities, mezzanine equity and shareholders’ equity
	9,785,792	10,726,410	1,558,348

(1)	Effectively January 2017, ASU 2015-17 issued by FASB requires entities to reclassify deferred tax assets and liabilities as non-current in the balance sheet. Accordingly, the Company retrospectively reclassified RMB107.3 million of deferred tax assets from current assets into non-current assets as of December 31, 2016.
(2)	The Company’s Convertible Senior Notes (aggregate principal amount US$400,000,000) due 2019 was redeemable at the holders’ option on April 1, 2017. US$399 million aggregate principal amount (equivalent to RMB2,753.6 million) of the Convertible Senior notes were confirmed to be redeemed on April 1, 2017 and US$1 million aggregate principal amount (equivalent to RMB6.9 million) of the Convertible Senior Notes remains outstanding after the redemption and is reclassified as non-current liabilities.

7

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,357,604	2,218,190	2,057,427	298,906
Online games	171,110	125,424	139,748	20,303
Membership	69,372	74,650	45,421	6,599
Others	51,232	65,886	24,362	3,539

Total net revenue	1,649,318	2,484,150	2,266,958	329,347

Cost of revenues(1)	(1,060,531)	(1,559,557)	(1,376,995)	(200,052)

Gross profit	588,787	924,593	889,963	129,295

Operating expenses(1)
Research and development expenses	(179,648)	(160,118)	(165,561)	(24,053)
Sales and marketing expenses	(77,961)	(111,533)	(88,602)	(12,872)
General and administrative expenses	(83,407)	(206,192)	(76,652)	(11,136)
Goodwill impairment	-	(17,665)	-	-

Total operating expenses	(341,016)	(495,508)	(330,815)	(48,061)

Gain on deconsolidation and disposal of subsidiaries	-	127,434	37,989	5,519
Other income	8,905	65,027	19,820	2,879

Operating income	256,676	621,546	616,957	89,632

Gain on partial disposal of associates	-	25,061	-	-
Interest expense	(20,394)	(20,758)	(21,268)	(3,090)
Interest income	13,649	26,480	31,031	4,508
Foreign currency exchange gains (losses), net	237	385	(1,293)	(188)

Income before income tax expenses	250,168	652,714	625,427	90,862

Income tax expenses	(49,622)	(85,804)	(89,073)	(12,941)

Income before share of income in equity method investments, net of income taxes	200,546	566,910	536,354	77,921

Share of income in equity method investments, net of income taxes	5,774	4,400	3,935	572

Net Income	206,320	571,310	540,289	78,493

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	(2,019)	(944)	(2,865)	(416)

Net income attributable to YY Inc.	208,339	572,254	543,154	78,909

8

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$

Net income attributable to YY Inc.	208,339	572,254	543,154	78,909

Other comprehensive income :
Unrealized (loss) gain of available-for-sales securities, net of nil tax	-	(55,738)	42,236	6,136
Foreign currency translation adjustments, net of nil tax	350	(3,646)	619	90

Comprehensive income attributable to YY Inc.	208,689	512,870	586,009	85,135

Net income per ADS
—Basic	3.72	10.11	9.58	1.39
—Diluted	3.65	9.74	9.25	1.34
Weighted average number of ADS used in calculating net income per ADS
—Basic	56,063,449	56,613,257	56,675,919	56,675,919
—Diluted	57,137,915	60,914,063	60,975,038	60,975,038

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$

Cost of revenues	8,612	3,440	3,623	526
Research and development expenses	27,300	13,923	11,404	1,657
Sales and marketing expenses	839	715	509	74
General and administrative expenses	17,179	8,270	7,057	1,025

9

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$

Operating income	256,676	621,546	616,957	89,632
Share-based compensation expenses	53,930	26,348	22,593	3,282

Non-GAAP operating income	310,606	647,894	639,550	92,914

Net income attributable to YY Inc.	208,339	572,254	543,154	78,909
Share-based compensation expenses	53,930	26,348	22,593	3,282

Non-GAAP net income attributable to YY Inc.	262,269	598,602	565,747	82,191

Non-GAAP net income per ADS
—Basic	4.68	10.57	9.98	1.45
—Diluted	4.59	10.17	9.62	1.40
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	56,063,449	56,613,257	56,675,919	56,675,919
—Diluted	57,137,915	60,914,063	60,975,038	60,975,038

10

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2017

	YY Live(2)	Huya(2)	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,674,786	382,641	2,057,427	298,906
Online games	133,731	6,017	139,748	20,303
Membership	43,776	1,645	45,421	6,599
Others	15,766	8,596	24,362	3,539

Total net revenue	1,868,059	398,899	2,266,958	329,347

Cost of revenues(1)	(994,233)	(382,762)	(1,376,995)	(200,052)

Gross profit	873,826	16,137	889,963	129,295

Operating expenses(1)
Research and development expenses	(123,169)	(42,392)	(165,561)	(24,053)
Sales and marketing expenses	(73,371)	(15,231)	(88,602)	(12,872)
General and administrative expenses	(66,462)	(10,190)	(76,652)	(11,136)

Total operating expenses	(263,002)	(67,813)	(330,815)	(48,061)
Gain on deconsolidation and disposal of subsidiaries	37,989	-	37,989	5,519
Other income	10,299	9,521	19,820	2,879

Operating income (loss)	659,112	(42,155)	616,957	89,632

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	2,380	1,243	3,623	526
Research and development expenses	8,349	3,055	11,404	1,657
Sales and marketing expenses	305	204	509	74
General and administrative expenses	4,568	2,489	7,057	1,025

(2)	Considering that the online education business is becoming insignificant to the Company, the Company decided that the financial performance of 100 Education no longer be presented for CODM’s review separately in the Company’s internal reporting from the first quarter of 2017. As a result, 100 Education ceased to be a separate operating segment starting from the first quarter of 2017. In addition, the Company revamped its internal organization and one sub-business stream previously presented and reviewed under YY Live was changed to be presented and reviewed under Huya from the first quarter of 2017. Segment information of comparative periods has been restated accordingly.

11

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	659,112	(42,155)	616,957	89,632
Share-based compensation expenses	15,602	6,991	22,593	3,282

Non-GAAP operating income (loss)	674,714	(35,164)	639,550	92,914

12

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,883,841	334,349	-	2,218,190	319,486
Online games	125,424	-	-	125,424	18,065
Membership	74,650	-	-	74,650	10,752
Others	12,952	4,926	48,008	65,886	9,490

Total net revenue	2,096,867	339,275	48,008	2,484,150	357,793

Cost of revenues(1)	(1,147,010)	(387,252)	(25,295)	(1,559,557)	(224,623)

Gross profit (loss)	949,857	(47,977)	22,713	924,593	133,170

Operating expenses(1)
Research and development expenses	(102,992)	(53,082)	(4,044)	(160,118)	(23,062)
Sales and marketing expenses	(79,594)	(19,014)	(12,925)	(111,533)	(16,064)
General and administrative expenses	(179,867)	(18,070)	(8,255)	(206,192)	(29,698)
Goodwill impairment	(3,861)	-	(13,804)	(17,665)	(2,544)

Total operating expenses	(366,314)	(90,166)	(39,028)	(495,508)	(71,368)
Gain on deconsolidation and disposal of subsidiaries	127,434	-	-	127,434	18,354
Other income	65,027	-	-	65,027	9,366

Operating income (loss)	776,004	(138,143)	(16,315)	621,546	89,522

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	1,977	1,399	64	3,440	495
Research and development expenses	9,385	3,535	1,003	13,923	2,005
Sales and marketing expenses	699	16	-	715	103
General and administrative expenses	2,671	5,591	8	8,270	1,191

13

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	776,004	(138,143)	(16,315)	621,546	89,522
Share-based compensation expenses	14,732	10,541	1,075	26,348	3,794

Non-GAAP operating income (loss)	790,736	(127,602)	(15,240)	647,894	93,316

14

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,239,930	117,674	-	1,357,604	210,546
Online games	171,110	-	-	171,110	26,537
Membership	69,372	-	-	69,372	10,759
Others	30,044	-	21,188	51,232	7,945

Total net revenue	1,510,456	117,674	21,188	1,649,318	255,787

Cost of revenues(1)	(835,899)	(201,440)	(23,192)	(1,060,531)	(164,474)

Gross profit (loss)	674,557	(83,766)	(2,004)	588,787	91,313

Operating expenses(1)
Research and development expenses	(129,429)	(38,179)	(12,040)	(179,648)	(27,861)
Sales and marketing expenses	(50,283)	(13,063)	(14,615)	(77,961)	(12,091)
General and administrative expenses	(62,264)	(17,727)	(3,416)	(83,407)	(12,935)

Total operating expenses	(241,976)	(68,969)	(30,071)	(341,016)	(52,887)
Other income	8,905	-	-	8,905	1,381

Operating income (loss)	441,486	(152,735)	(32,075)	256,676	39,807

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	7,679	846	87	8,612	1,336
Research and development expenses	21,682	3,202	2,416	27,300	4,234
Sales and marketing expenses	793	46	-	839	130
General and administrative expenses	9,032	8,140	7	17,179	2,664

15

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	441,486	(152,735)	(32,075)	256,676	39,807
Share-based compensation expenses	39,186	12,234	2,510	53,930	8,364

Non-GAAP operating income (loss)	480,672	(140,501)	(29,565)	310,606	48,171

16